April 24, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Pamela Long, Assistant Director

Re:	DecisionPoint Systems, Inc.
Registration Statement on Form S-1
Filed February 12, 2013
File No. 333-186619

Ladies and Gentlemen:

On behalf of DecisionPoint Systems, Inc. (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing as set forth in the comment letter of March 12, 2013.

Registration Statement Cover Page

General

1.           We note a series of deficiencies relating to the formatting and content of the Cover Page. For example please revise the cover page to:

 ensure that all required disclosures are included in a single page;
 eliminate any duplicative disclosures, such as language pertaining to selling shareholders of Series D Preferred Stock;
 ensure that the Prospectus Summary section immediately follows the Table of Contents; and
 relocate the Special Note Regarding Forward-Looking Statements to a section of the registration statement that is not subject to Rule 421(d). For example, such disclosure may be included immediately after the Risk Factors section.

Response:

The prospectus cover page has been revised in accordance with the Staff’s comment.

2.	Please expand your reference to the securities proposed to be offered under the prospectus to disclose the number of shares outstanding and number of shares offered

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Response:

The reference to the securities proposed to be offered has been expanded in accordance with the Staff’s comment.

3.           Please tell us whether you are registering the issuance related to the conversion of common stock underlying the Series D Preferred Stock to investors who acquire the preferred stock in the registered resales, or whether you intend to rely on an exemption from registration under the Securities Act with respect to such conversions. If you intend to rely on any such exemption, please tell us the applicable section of the Securities Act, and explain the basis of your exemptive eligibility.

Response:

The Company is not registering the issuance related to the conversion of common stock underlying the Series D Preferred Stock to investors who acquire the preferred stock in the registered resales.

The Company will rely on the Securities Act Section 3(a)(9) exemption, for securities exchanged by an issuer with its existing security holders where no commission or other remuneration is paid.

Calculation of Registration Fee, page iii

4.            With respect to shares of common stock issuable upon conversion of Series D Preferred Stock issuable as dividends at a market-priced conversation rate, please confirm your understanding that share issuances at the alternative rate in excess of the amount set forth inthe registration fee table are not covered by Rule 416. Please refer to Question 213.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response:

The Company confirms its understanding that with respect to shares of common stock issuable upon conversion of Series D Preferred Stock issuable as dividends at a market-priced conversion rate, such share issuances at the alternative rate in excess of the amount set forth in the registration fee table are not covered by Rule 416.

Prospectus Summary

5.            Please provide a concise summary of the material terms of the Series D Preferred Stock, including redemption rights described in Section 8, of the Certificate of Designation. Please also provide a materially complete description of the rights and limitations, including the  registrant’s redemption rights under Description of Securities. Please refer to Item 202(a)(3) of Regulation S-K.

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Response:

The prospectus summary and “Description of Securities” sections have been revised to provide a concise summary of the material terms of the Series D Preferred Stock, including the registrant’s redemption rights, in accordance with the Staff’s comment.

Risk Factors

General

6.
As disclosed in section 3 of the Certificate of Designation, you may pay dividends in PIK Shares and the number of such PIK Shares issuable may in some circumstances be based on the trading price of your common stock. Please include a risk factor disclosing the dilutive risks to investors in your common stock. Such disclosure should include quantitative examples that illustrate the correlation between potential stock price declines and corresponding increases in shares issuable.

Response:

A risk factor regarding payment of dividends in PIK shares has been added in accordance with the Staff’s comment.

Response:

7.
We note that in your Form 10-Q for the quarterly period ended September 30, 2012, you identified material weaknesses in your internal controls related to period end financial close and reporting processes and your ability to account for complex transactions. Please tell us whether you considered disclosing the recent existence of material weaknesses in a separately captioned risk factor. In Management’s Discussion & Analysis or another appropriate section of the body of the prospectus, discuss the nature of these weaknesses more fully, explain any effects they have had to date, discuss your plan to address the deficiencies and describe the extent to which you have implemented the remediation plan.

Response:

A risk factor regarding weaknesses in internal controls, and related disclosure in the Management’s Discussion & Analysis, have been added.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparisons of the Nine Months Ended September, 2012 and 2011, page 27

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8.
The increase in net sales in 2012 compared to the prior period was due to the revenues earned by CMAC and the increase in your core revenue. Please expand this discussion to explain the underlying developments or conditions that significantly contributed to core revenue growth.

Response:

The discussion regarding increase in net sales in 2012 has been expanded in accordance with the Staff’s comment.

Liquidity and Capital Resources, page 29

9.           It appears that the RBC Term Loan accrues interest at RBP plus 4%; although the term RBP is defined in the notes to the financial statements, please also briefly discuss the meaning of this term in Liquidity and Capital Resources, and wherever else you refer to the terms of the RBC Term Loan.

Response:

The term RBP has been defined in accordance with the Staff’s comment.

10.           As of September 30, 2012, Apex was not in compliance with certain financial covenants; however, you indicate that RBC may provide a waiver for the covenant violations. Please disclose whether this non-compliance relates to the Fixed Charge Coverage ratio or Funded Debt to EBITDA ratio, or to another provision of the RBC agreement. Further, disclose RBC’s rights in the event of a covenant default. Please also disclose the nature of the covenants in qualitative and quantitative terms, as well as the nature and extent of your non-compliance. Also update this section to disclose the status of your waiver request, the availability of alternate sources of funding if the debt is deemed to be in default, and the likely impact of any potential breach on Apex’s financial condition or operating performance. Please file any waiver agreement with RBC or tell us why it is not required to be filed. In responding to this comment please refer to Interpretive Release No. 33-8350.

Response:

The disclosure of the RBC default has been expanded in accordance with the Staff’s comment.

11.           With regard to your credit facility and term loans, please revise to disclose any restrictive covenants and cross-default provisions that may materially impact your liquidity. For example, in your Form 8-K filed June 7, 2012, we note that Section 8 of the BDC agreement in exhibit 10.15 appears to contain restrictive covenants and the SVB subordination agreement in exhibit 10.20 appears to contain cross-default provisions.

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Response:

The disclosure regarding the Company’s credit facility and term loans has been revised in accordance with the Staff’s comment.

12.           You state that you believe that cash on hand, plus amounts anticipated to be generated from operations and from other contemplated financing transactions will be sufficient to support operations through September 2013. In light of the fact that you have disclosed that you may need to rely on external financing to support your operations, please provide your assessment of whether the identified sources of financing will continue to be available, and their general terms. Quantify any known deficiency in your sources of available capital needed to fund your planned business activities for the period. Refer to SEC Release 33-8350.

Response:

The reference to reliance on contemplated financing transactions has been deleted from the disclosure.

13.           We note your disclosure of the non-GAAP measure “Adjusted Working Capital.” However, we also note that you have not provided all of the related disclosures required under Item 10(e)(1)(i)of Regulation S-K. Please revise to disclose the reasons why you believe your presentation provides useful information to investors regarding your financial condition and a statement disclosing the additional purposes, if any, for which you use the non-GAAP measure.

Response:

The disclosure of the non-GAAP measure has been expanded in accordance with the Staff’s comment. The Company does not use non-GAAP measure for any additional purposes.

Business

DecisionPoint Offerings, page 38

14.           Please identify the performance parameters evaluated in reaching the conclusion that you are consistently one of Motorola Solutions’ top Value Added Resellers, provide qualitative as well as quantitative information regarding your performance in that respect and clarify whether Motorola Solutions made the determination in regards to this status. Disclose the time periods for which you achieved this status; and provide quantitative information regarding the frequency that “top VAR” status is obtained by customers/resellers of Motorola.

Response:

The reference to the Company being one of Motorola Solutions’ top Value Added Resellers has been removed.

Acquisition of Apex Systems Integrators, Inc., page 40

15.           You state that Apex is a leading provider of wireless mobile work force software solutions. Please provide us with the achievements that were assessed in this regard and explain the basis on which this statement is made with respect to the parameters that were assessed.

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Response:

The reference to Apex being a leading provider of wireless mobile work force solutions has been removed.

Our Field Mobility Practice, page 43

16.           We note your disclosures related to your active projects with Verizon, such as Fleet Control. Please expand this disclosure to disclose the nature and scope of these projects, and also explain in this section the term “Fleet Control.”

Response:

The disclosure has been revised to clarify that the arrangement between the Company and Verizon; in particular, that Verizon is not a customer to the Company but rather refers customers to the Company. The reference to “Fleet Control” has been removed.

17.           Your disclosures indicate that you recently released bundled solutions and enhanced services that Sprint will be providing to customers on the Sprint bill, including Proof-of-Delivery, Inspection Services and Grapevine Push-to-Talk. Please expand this disclosure to disclose the nature and scope of these solutions and services, and also explain the meaning of the terms “Proof-of-Delivery,” “Inspection Services,” and “Grapevine Push-to-Talk.”

Response:

The references to bundles solutions and enhances services on the Sprint bill, and the terms “Proof-of-Delivery,” “Inspection Services,” and “Grapevine Push-to-Talk”, have been removed.

Professional Services

18.           Please provide appropriate contextual information that explains the basis of your claim that your evaluation techniques are “proven” and provide us with substantiation of the basis for yourassertion in that respect.

Response:

The reference to the Company’s evaluation techniques as “proven” has been removed.

Sales and Marketing, page 47

19.           You state that the roots of DecisionPoint go back to the mid 1970’s, and that your customer base mirrors this. Please expand this disclosure to explain with specificity what you mean by “roots.”Please also ensure that such revisions clarify the corresponding statement related to your customer base.

Response:

The reference to the roots of the Company going back to the 1970’s has been removed.

20.           Please provide us with substantiation for the statement your professional services enable your customers to realize the ROI they were expecting.

Response:

The statement that the Company’s professional services enable its customers to realize the ROI they were expecting has been removed.

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Marketing Activities, page 48

21.           You indicate that you have established key wireless relationships with Sprint, T-Mobile and Verizon and you are now seeing the fruit of your labor. Please describe here or elsewhere, the nature and scope of these key wireless relationships, including your material rights and obligations with respect to these relationships. Provide quantitative information regarding the significance of these relationships in recent periods and currently.

Response:

The registration statement has been revised to clarify that these relationships consist of informal arrangements between the Company and the carriers. Because of this informal nature, quantitative information is not available.

Management

Nicholas R. Toms, Chairman, Chief Executive Officer…, page 53.

22.           Mr. Toms also serves as CEO of Cape Systems Group, please tell us what consideration you gave to the inclusion of an appropriately captioned risk factor disclosing risks related to Mr. Toms’employment with Cape Systems Group. For example, such risks may relate to constraints on the amount of time that Mr. Toms is able to dedicate to each company. Provide quantitative information regarding the minimum portion of his working time that he will devote to the registrant’s business.

Response:

Mr. Toms’ biography has been revised to reflect that he is no longer employed by Cape Systems Group.

Committees of the Board, page 56

23.           Certain biographies of the members of your board of directors contain insufficiently specific disclosures relating to the company’s reasons for selecting them to serve as directors. For example, Mr. Sheehy’s experience includes, among other specified disclosures, his financial experience and general business acumen. Similarly, Mr. Rifkin experience includes successfully executing several turn-arounds of critical community agencies and institution. Please revise to provide additional specificity, and ensure that any qualitative descriptions are appropriately substantiated.

Response:

The biographies of the board members have been revised in accordance with the Staff’s comment.

Executive Compensation, page 58

24.           Briefly describe the basis for the variances in awards of options among the named executive officers. Refer to the introductory language to paragraph (o) of Item 402 of Regulation S-K.

Response:

Footnote 1 to the summary compensation table has been revised in accordance with the Staff’s comment.

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Certain Relationships and Related Transactions, page 60

25.           Please describe in this section Mr. Rowley’s relationship with the registrant, and describe the transactions that generated the payable. Please also disclose the amount of this payable as of December 31, 2010, and on June 30, 2011, and any transactions between those dates. Further,describe the amounts and timing of any interest payments made pursuant to this payable during the registrant’s two most recent fiscal years, and any events that led to any changes in the balances of such accounts during this period. Refer to Item 404(a) of Regulation S-K.

Response:

The certain relationships section has been revised in accordance with the Staff’s comment.

Index to Financial Statements

Review Engagement Report, page F-51

26.           Please revise to include as Exhibit 15, a letter from Grant Thornton LLP pertaining to the use of their review engagement report in your registration statement relating to the interim financial statements of APEX Systems Integrators, Inc. Please refer to Item 601(B)(l5) of Regulation S-K.

Response:

The review engagement report has been removed from the registration statement.

Unaudited Pro Forma Combined Statements of Operations, page F-61

27.           We note that the periods included for APEX correspond with the Company’s period end dates however they differ from the periods included in the audited and reviewed financial statements of APEX. Please revise to disclose how the amounts included in the pro forma results of operations for APEX were derived.

Response:

The registration statement has been revised to disclose how the amounts included in the pro forma results of operations were derived. See page 21.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 4. Controls and Procedures, page 37

28.           We note your conclusion that your disclosure controls and procedures were not effective due to material weaknesses in internal controls relating to your “period end financial close and reporting processes and in [y]our ability to account for complex transactions.” We further note that you intend to “develop a plan to correct the primary issues that led to this material weakness by implementing additional review and reconciliation procedures.” Please tell us and revise future filings to disclose the specific nature of the material weaknesses you have identified, as well as a timeline for the planned remediation of the weaknesses. Also, please explain how additional review and reconciliation procedures are expected to enable you to account for complex transactions.

Response:

The Company has provided the additional disclosure requested by the Staff in its 10-K for the year ended December 31, 2012.

Very Truly Yours,

/s/ Jeff Cahlon

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